UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Public

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65329

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Rivington Securities, LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___609 Main Street, Suite 3900___

(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott A. Logan	713-750-0900	slogan@rivingtoncap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Moss Adams LLP___

(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway STE 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)
10/16/2003		659	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Scott A. Logan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rivington Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JULIE BLOOMER
Notary ID #129108062
My Commission Expires
August 31, 2024

NOTARY PUBLIC STATE OF TEXAS

Julie Bloomer

Notary Public

Signature: [signature]

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rivington Securities, LLC

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2022

This report is filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a **PUBLIC document**.

INDEX TO FINANCIAL STATEMENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Rivington Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rivington Securities, LLC (the "Company") as of December 31, 2022 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 27, 2023

We have served as the Company's auditor since 2017.

1

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	49,334
Prepaid expenses and other assets		9,233
Total Assets	$	58,567

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Related party payable	$	1,486
Total Liabilities		1,486
Member's Equity		57,081
Total Liabilities and Member's Equity	$	58,567

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

Nature of Operations – Rivington Securities, LLC ("Securities" or the "Company") was formed on April 4, 2002, as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Colorado limited liability company that is wholly owned by Rivington Holdings, LLC (Parent). The Company's office is located in Houston, Texas.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised solely of providing private placement services to energy related companies throughout the United States. The Company does not maintain custody or possession of customer funds or securities. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placements of securities exclusively with accredited and institutional investors; and (2) mergers and acquisitions and related advisory services.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure they consistently report their financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC.

Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. At December 31, 2022, the Company did not hold cash deposits with a bank in excess of Federally insured amounts. The Company places its cash with financial institutions that management believes are creditworthy.

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Income Taxes –Securities is a single member limited liability company and is treated as a disregarded entity for income tax purposes. The operating results of the Company are included in the tax returns of the Parent and passed through to its members, therefore, no provision or liability for income taxes has been recorded in the financial statements.

The Company has not recorded any liabilities as of December 31, 2022 related to the provisions of FASB ASC 740, *Simplifying the Accounting for Income Taxes.* As of December 31, 2022, the Company made no provision for interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states.

Accounts Receivable –At December 31, 2022, the Company had no accounts receivable. Receivables consist of uncollateralized customer obligations due under normal trade terms. Payments on trade receivables are applied to the earliest unpaid invoices. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may or may not be collectible. As of December 31, 2022, there was no allowance for doubtful accounts.

Revenue Recognition – Revenue from contracts with customers includes fees from investment banking services and consulting services. Revenue generated from investment banking services are recorded in the statement of income as investment banking fees while revenue generated from consulting services are recorded in the statement of income as financial advisory fees. There were no investment fees or revenue from consulting services recognized during 2022.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. In a significant portion of transactions, revenue is earned and recognized when a client receives funding under terms determined at the initial closing of the transaction. As fundings occur, the Company's clients have an obligation to inform the Company of the amount and date of such funding, at which point the Company issues an invoice and recognizes the revenue.

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Revenue Recognition –Generally, contracts for both investment banking and consulting services call for monthly fixed payments that are recognized monthly as the performance obligations are simultaneously provided by the Company and consumed by the customer. Generally, the contracts also call for variable payments related to the closing of transactions which are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction or subsequent fundings).

Revenue from contracts with customers includes fees from investment banking services and consulting services. Revenue generated from investment banking services are recorded in the statement of operations as investment banking fees while revenue generated from consulting services are recorded in the statement of income as financial advisory fees. There were no investment fees or revenue from consulting services recognized during 2022.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. In a significant portion of transactions, revenue is earned and recognized when a client receives funding under terms determined at the initial closing of the transaction. As fundings occur, the Company's clients have an obligation to inform the Company of the amount and date of such funding, at which point the Company issues an invoice and recognizes the revenue.

Generally, contracts for both investment banking and consulting services call for monthly fixed payments that are recognized monthly as the performance obligations are simultaneously provided by the Company and consumed by the customer. Generally, the contracts also call for variable payments related to the closing of transactions which are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction or subsequent fundings)

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

2. **RELATED PARTY TRANSACTIONS**:

On April 23, 2002, the Company and Parent entered into a Management Agreement (the "Management Agreement"). In accordance with the Management Agreement, Parent provides the Company any and all management and back office services, and overhead expenses including (but not limited to) financial service management, information systems, bookkeeping, record keeping, and clerical services. Effective January 1, 2014 the Company and Parent entered into the Second Amended and Restated Office and Administrative Services Agreement to include a more definitive provision for compensation to Parent for the services provided. Accordingly, compensation to Parent is comprised of two categories as follows:

Incremental Allocation Services Fee – Base fee charged by Parent for services provided to Securities. The allocation services fee is a fixed amount that is charged by Parent on a monthly basis. For the year ended December 31, 2022, the Company recorded total incremental allocation services fees of $49,308, which is recorded in the following categories on the Statement of Operations:

Professional Fees	$	1,776
Rent		6,876
Travel, meals and entertainment		768
Insurance		1,272
Payroll expenses		31,716
Other general and administrative expenses		6,900
Total	$	49,308

Overhead Expenses – Additional cost for other overhead expenses as determined by the managing members of Parent. An additional $1,486 of other overhead expenses were charged for the year ended December 31, 2022.

Accordingly, corresponding credits were recorded as payable to Parent for 2022 for all charges incurred under the Management Agreement with a balance due at December 31, 2022 of $1,486. A $4,109 contribution in-kind was made to relieve the amount due to the related party.

3.   **MANAGEMENT PLAN**

The Company has sustained operating losses in the current year. The Company has been able to maintain adequate liquidity through the injection of capital from its Sole Member, Rivington Holdings, LLC. As of December 31, 2022, the Company had net capital of $47,848 which is $42,848 in excess of its minimum requirement. Management has carefully reviewed existing conditions with consideration whether the Company will be able to meet its obligations as they become due within the next year. On February 23, 2023, Rivington Holdings, LLC, the parent company, made a capital contribution in the amount of $90,000. The Sole Member continues to rely on the Company as a strategic part of its operation, and as such has committed financial support to maintain sufficient net capital pursuant to Rule 15c3-1.

4.   **REGULATORY CAPITAL REQUIREMENTS**:

The Company is subject to regulatory net capital rules administered by the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under such rules, the Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness as defined or $5,000. As of December 31, 2022, the Company's net capital, as defined, was $47,848 and its net capital in excess of the minimum requirement was $42,848.

The Company distributes funds to the Parent for the payment of reasonable compensation to the members of the Parent and for making required tax payments. Equity withdrawals to the sole member are subject to certain notifications and approval provisions of Rule 15c3-1.